(d)(1)(i)

May 1, 2017

Voya Variable Funds

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2017, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC and Voya Variable Funds (the “Agreement”), with respect to Voya Growth and Income Portfolio (the “Portfolio”), a series of Voya Variable Funds. By this letter, we agree to waive that fee for the period from May 1, 2017 through May 1, 2018.

We will waive 0.045% on the first $5 billion of assets and 0.070% on assets in excess of $5 billion of the management fee payable to us for the Portfolio, as reflected in the schedule set forth below.

Series	Management Fee Waiver (as a percentage of average daily net assets)

Voya Growth and Income Portfolio	0.045% on first $5 billion; 0.070% on assets in excess of $5 billion

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Variable Funds.

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May 1, 2017

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Variable Funds
(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

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